Berkley Resources Inc.
(the “Company”)

NOTICE

NATIONAL INSTRUMENT 51-102

TO:    British Columbia Securities Commission
   Alberta Securities Commission

The Auditors of the Company have been the firm of Staley Okada & Partners, Chartered Accountants, of Vancouver, British Columbia.

Staley Okada & Partners, Chartered Accountants, resigned as Auditors of the Company effective September 14, 2006 and Meyers Norris Penny LLP, have been appointed by the Directors of the Company as the new Auditors of the Company commencing December 15, 2006.

The proposal to appoint Meyers Norris Penny LLP, as the new Auditors for the Company was approved by the Company’s Audit Committee.

There have been no reservations in any of the Auditor’s Reports on the Company’s financial statements for the fiscal years ended December 31, 2005 and 2004, or for any period subsequent to the last completed fiscal year for which an audit report was issued and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditor and the successor Auditor indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 4th day of January, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF BERKLEY RESOURCES INC.

”Lindsay Gorrill”
Lindsay Gorrill
President